     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 2004



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934


                               (AMENDMENT NO. 4)




                             STUDENT ADVANTAGE, INC.

                                (Name of Issuer)


                             STUDENT ADVANTAGE, INC.
                          ATHENA VENTURES PARENT, INC.
                              RAYMOND V. SOZZI, JR.


                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   86386Q30 3
                      (CUSIP Number of Class of Securities)


                              RAYMOND V. SOZZI, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ATHENA VENTURES PARENT, INC.
                             STUDENT ADVANTAGE, INC.
                                280 SUMMER STREET
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 912-2000


   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                     COPIES TO:

  Alan I. Annex, Esq.         Peter N. Handrinos, Esq.               Steven M. Lutt, Esq.
 Greenberg Traurig, LLP           Hale and Dorr LLP            Shack Siegel Katz & Flaherty P.C.
    200 Park Avenue                60 State Street                     530 Fifth Avenue
New York, New York 10166     Boston, Massachusetts 02109           New York, New York 10036
     (212) 801-9323                (617) 526-6000                       (212) 782-0710


                  This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c  [ ]  A tender offer

d. [ ]  None of the above.


      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



      Check the following box if this is a final amendment reporting the results of the transaction:[X]




                            CALCULATION OF FILING FEE

 TRANSACTION VALUATION*           AMOUNT OF FILING FEE
        $564,175                        $45.64

* For purposes of calculating fee only. This amount assumes the purchase at a price of $1.05 per share of 537,309 outstanding shares of Company Common Stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the shares purchased, plus 1/50th of one percent of the average spread of the options settled.

[X] Check box if any part of the fee is offset as provided in Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.


Amount Previously Paid:     $45.64          Filing Party:   Student Advantage, Inc.

Form or Registration No.:   Schedule 14A     Date Filed:     December 22, 2003

                                  INTRODUCTION


     This final Amendment No. 4 to Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by (i) Student Advantage, Inc. ("Student Advantage"), a Delaware corporation, the issuer of the equity securities which were the subject of the Rule 13E-3 transaction and the successor to Athena Ventures Acquisition Sub, Inc. ("Acquisition Sub"), which was a Delaware corporation and a wholly-owned subsidiary of Athena Ventures until it ceased to exist upon the closing of the Merger (defined below), (ii) Athena Ventures Parent, Inc., a Delaware corporation ("Athena Ventures"), formed by Raymond V. Sozzi, Jr. for the purpose of effecting the Merger (as defined below), and (iii) Raymond V. Sozzi, Jr., Chairman of the Board, Chief Executive Officer and President of Student Advantage, and sole stockholder, President and sole director of Athena Ventures, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 relates to the merger (the "Merger") of Acquisition Sub with and into Student Advantage pursuant to an Agreement and Plan of Merger, dated as of November 18, 2003, by and among Student Advantage, Athena Ventures and Acquisition Sub (the "Merger Agreement").




     Student Advantage previously filed a definitive proxy statement (the "Proxy Statement") pursuant to Regulation 14A of the Exchange Act, relating to the Special Meeting of stockholders of Student Advantage at which the stockholders of Student Advantage considered and voted upon a proposal to approve and adopt the Merger Agreement and authorize the Merger thereby, and a Purchase and Sale Agreement by and between Student Advantage and NCSN, Inc., and the transactions contemplated thereby, pursuant to which Student Advantage sold assets related to its college sports business and college newspaper business (the "Asset Sale"). A copy of the Proxy Statement is incorporated by reference herein as Exhibit
(a)(2). A copy of the Merger Agreement has been filed as Appendix A to the Proxy Statement and a copy of the Purchase and Sale Agreement has been filed as Appendix B to the Proxy Statement.



      The purpose of this Amendment is to file a final amendment to the
Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).



      The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 15. ADDITIONAL INFORMATION.


(b) Other Material Information. On March 15, 2004 at the Special Meeting of Stockholders, the stockholders of Student Advantage approved the Merger and the Asset Sale and adopted the Merger Agreement and the Purchase and Sale Agreement. Following the meeting, on March 15, 2004, Student Advantage consummated the Asset Sale and used all of the proceeds received by it from the Asset Sale to satisfy its outstanding debt obligations to Reservoir Capital Partners, L.P., Scholar, Inc. and Mr. John Katzman, its secured lenders.




On March 16, 2004, Student Advantage filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition Sub was merged with and into Student Advantage, with Student Advantage as the surviving company. The Merger became effective as of the date of filing, at which time (i) each issued and outstanding share of common stock, par value $0.01 per share, of Student Advantage (the "Shares") (other than Shares held by
(1) Student Advantage or any of its subsidiaries, (2) Athena Ventures (including shares contributed by Mr. Sozzi to Athena Ventures immediately prior to the consummation of the Merger) or any wholly owned subsidiary of Athena Ventures, and (3) stockholders who perfected their rights under Delaware law to dissent from the Merger and sought the fair value of their Shares), was converted into and represents the right to receive $1.05 per share in cash, without interest, upon surrender and acceptance of the certificate for such share to Student Advantage's exchange agent, and (iii) the separate corporate existence of Acquisition Sub ceased. As a result of the Merger, Student Advantage common stock ceased to trade publicly and will no longer be quoted on the OTC Bulletin Board.


ITEM 16. EXHIBITS.

(a)(2) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 12, 2004 (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release announcing the proposed Merger and Asset Sale (incorporated herein by reference to Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(b) Form of Note Agreement between NCSN, Inc., the subsidiary Guarantors party thereto and the Noteholders party thereto (incorporated by reference to Exhibit
99.2 filed with Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(c)(1) Opinion of Luminary Capital (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2) Opinion of Luminary Capital Regarding the Asset Sale (incorporated herein by reference to Appendix D of the Proxy Statement).

(c)(3) Materials Presented to the Special Committee of the Board of Directors of Student Advantage, Inc., dated November 9, 2003.*

(c)(4) Materials Presented to the Board of Directors of Student Advantage, Inc. and to the Special Committee of the Board of Directors of Student Advantage, Inc., dated October 7, 2003.*

(c)(5) Materials Presented to the Board of Directors of Student Advantage, Inc. and to the Special Committee of the Board of Directors of Student Advantage, Inc., dated October 7, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of November 18, 2003, by and among Student Advantage and Athena Ventures Parent, Inc. and Athena Ventures Acquisition Sub, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2) Voting Agreement, by and between NCSN, Inc. and Raymond V. Sozzi, Jr., dated November 18, 2003 (incorporated herein by reference to Schedule 13D filed on behalf of Mr. Sozzi on November 20, 2003).

(d)(3) Purchase and Sale Agreement, dated as of November 18, 2003, by and between NCSN, Inc. and Student Advantage, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(f) Sections 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement).

(g) Not applicable.

-----------
* Previously filed.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 16, 2004




                                           STUDENT ADVANTAGE, INC.


                                           By: /s/ Raymond V. Sozzi, Jr.
                                               ---------------------------------
                                           Name:  Raymond V. Sozzi, Jr.
                                           Title: Chairman, President and Chief
                                                  Executive Officer


                                           ATHENA VENTURES PARENT, INC.


                                           By: /s/ Raymond V. Sozzi, Jr.
                                               ---------------------------------
                                           Name:  Raymond V. Sozzi, Jr.
                                           Title: President







                                           /s/ Raymond V. Sozzi, Jr.
                                           -------------------------------------
                                           Raymond V. Sozzi, Jr.

                                  EXHIBIT INDEX

Exhibit

Number            Description
------            -----------

(a)(2) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 12, 2004 (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release announcing the proposed Merger and Asset Sale (incorporated herein by reference to Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(b) Form of Note Agreement between NCSN, Inc., the subsidiary Guarantors party thereto and the Noteholders party thereto (incorporated by reference to Exhibit 99.2 filed with Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(c)(1) Opinion of Luminary Capital (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2) Opinion of Luminary Capital Regarding the Asset Sale (incorporated herein by reference to Appendix D of the Proxy Statement).

(c)(3) Materials Presented to the Special Committee of the Board of Directors of Student Advantage, Inc., dated November 9, 2003.*

(c)(4) Materials Presented to the Board of Directors of Student Advantage, Inc. and to the Special Committee of the Board of Directors of Student Advantage, Inc., dated October 7, 2003.*

(c)(5) Materials Presented to the Board of Directors of Student Advantage, Inc. and to the Special Committee of the Board of Directors of Student Advantage, Inc., dated October 7, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of November 18, 2003, by and among Student Advantage and Athena Ventures Parent, Inc. and Athena Ventures Acquisition Sub, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)            Voting Agreement, by and between NCSN, Inc. and Raymond V.
                  Sozzi, Jr., dated November 18, 2003 (incorporated herein by reference to Schedule 13D filed on behalf of Mr. Sozzi on November 20, 2003).

(d)(3) Purchase and Sale Agreement, dated as of November 18, 2003, by and between NCSN, Inc. and Student Advantage, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(f) Sections 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement).

(g)               Not applicable.


----------
* Previously filed.